Exhibit 21.1

SUBSIDIARIES OF WAUSAU PAPER CORP.†

1.

Wausau Paper Specialty Products, LLC, a Wisconsin limited liability company

2.

Wausau Paper Printing & Writing, LLC, a Wisconsin limited liability company

3.

Wausau Paper Towel & Tissue, LLC, a Wisconsin limited liability company

4.

The Sorg Paper Company, an Ohio corporation

(a)

The Middletown Hydraulic Company, an Ohio corporation

5.

Wausau Timberland Company, LLC, a Wisconsin limited liability company

†

Each subsidiary is wholly-owned.